

August 27, 2010

<u>**Via Facsimile and U.S. Mail**</u>

Allen Dodge
Executive Vice President and Chief Financial Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

> **Re: Health Grades, Inc.**
> **Amendment No. 4 to Schedule 14D-9**
> **Filed August 26, 2010**
> **File No. 005-58765**

Dear Mr. Dodge:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

Reasons for the Recommendation

1. We note your response to comment three in our letter dated August 20, 2010. Please revise to further clarify the first bullet point, since it is unclear how the issuer's "current financial outlook" may have been a reason to recommend the Offer.

Allen Dodge
Health Grades, Inc.
August 27, 2010
Page 2

Projected Financial Information, page 34

2. We note your response to comment four in our letter dated August 20, 2010; however, we reissue our comment. Please refer to Item 10(a)(2) and (e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Peter Lyons, Esq.
        Shearman & Sterling LLP